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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 21 2017

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41879

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bentley Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Park Avenue, Suite 1101
(No. and Street)

New York	NY	10177
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oliver D. Cromwell, President — 212-972-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.
- ■ Independent Registered Public Accounting Firm.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Oliver D. Cromwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bentley Securities Corporation, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LERAI MEEK
Notary Public - State of New York
NO. 01ME6202198
Qualified in Bronx County
My Commission Expires 03/09/2017

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report under Rule 15c3-3.
- ☐ (p) A review report on the Exemption Report under Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ■ (q) Notes to the Financial Statements (confidential) / Notes to Statement of Financial Condition (public)

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Bentley Securities Corporation

We have audited the accompanying statement of financial condition of Bentley Securities Corporation (the "Company") as of December 31, 2016, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

PKF O'Connor Davies, LLP

February 15, 2017

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

Bentley Securities Corporation

Statement of Financial Condition
December 31, 2016

ASSETS	
Cash	$ 64,432
Commissions receivable	29,480
Prepaid expenses	8,107
Total Assets	$ 102,019
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Consultant fees payable	$ 26,532
Accrued expenses	11,436
Total Liabilities	37,968
Stockholder's equity	
Common stock, $0.10 par value; 1,000 shares authorized, 300 shares issued and outstanding	30
Additional paid-in-capital	33,019
Retained earnings	31,002
Total Stockholder's Equity	64,051
Total Liabilities and Stockholder's Equity	$ 102,019

See notes to statement of financial condition

Bentley Securities Corporation

Notes to Statement of Financial Condition
December 31, 2016

1. Description of Business

Bentley Securities Corporation (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 ("SEA") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company will, on a best efforts basis, assist issuers in making private placements of debt and equity securities to institutional investors and accredited investors only.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S GAAP).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly actual results could differ from these estimates.

Cash

The Company's cash consists of cash deposited at FDIC insured financial institutions. The Company considers all highly liquid investments with a maturity of less than ninety days at time of purchase to be cash equivalent.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal and New York State corporate income taxes on its taxable income. Instead, the individual stockholder is liable for income taxes on the Company's taxable income. The Company is subject to state franchise taxes and local corporate income taxes.

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local tax audits for periods prior to 2013.

Revenue Recognition

Fee income consists of retainer fees and success fees. Fee income from retainer fees are recorded periodically as earned, based on the terms of specific retainer agreements that the Company enters into. Fee income from success fees are recognized at the time a transaction is consummated within the terms of the specific agreements.

2. Summary of Significant Accounting Policies *(continued)*

Commissions Receivable and Consultant Fees Payable

The Company has an agreement with its consultants for the payment of commissions in connection with success and retainer fees. The consultants are due 90% of income earned. As of December 31, 2016 the following balances are open:

	Commission Receivable	Consultant Fee Payable	Commissions, net
Less than 12 months	$ 29,480	$ 26,532 *	$ 2,948
Greater than 12 months	-	-	-
	$ 29,480	$ 26,532	$ 2,948

The Company and the consultants have agreed that commissions are due to the consultants upon receipt of such fees by the Company. The Company expects to collect fully on its commission receivables and as such, management has concluded that an allowance for uncollectible accounts is not required.

*Included in aggregate indebtedness (see note 3).

Subsequent Events

The Company's management has evaluated subsequent events for adjustment to and disclosure in the financial statements through the date that the financial statements were available to be issued, which date is February 15, 2017.

3. Net Capital Requirements

The Company is subject to the SEA Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $52,996, which was $47,996 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is .72 to 1.

BENTLEY SECURITIES CORPORATION

(C.R.D. #25759)

250 Park Avenue, Suite 1101
New York, New York 10177

Tel: (212) 972-8700
Fax: (212) 972-1820

Oliver D. Cromwell
President

Direct:
212-763-0370

SEC
Mail Processing
Section
FEB 21 2017
Washington DC
406

February 17, 2017

Sent Via Federal Express

SEC Headquarters
Office of Filings & Information Services
Mail Stop 8031
100 F Street, NE
Washington, DC 20549
(202) 551-8090; e-mail: help@sec.gov

Dear Sir/Madam:

Enclosed are two (2) manually processed notarized sets of the audited financial statements for Bentley Securities Corporation ("BSC") for the year ending December 31, 2016, which includes the:

- Report of Independent Registered Public Accounting Firm on Review of Exemption.

As in the past we've enclosed our Statement of Financial Condition as the only financial document we want revealed to the public, together with the required notarized facing page (X-17-A-5) to maintain certain confidentiality.

The current mailing address for sending these documents was retrieved at http://www.sec.gov/contact/addresses.htm. Please call me or my office manager, Tom Nonnon, if you have any follow up questions.

Sincerely,

O.D. Cromwell

Oliver D. Cromwell
President

cc: Tom Nonnon

Attachments:
Two (2) Manually processed notarized sets of the audited financial statements of BSC:
- SEC 8-41879 Bentley Securities Corporation (CRD #25759) FYE 2016 FINRA Filing-Confidential (including Report of Independent Registered Public Accounting Firm on Review of Exemption)

BSC 2016 Financial Statements for public disclosure per Rule 17a-5 E 3 Annual Audit Filing
- SEC 8-41879 Bentley Securities Corporation (CRD #25759) FYE 2016 FINRA Filing-Public (with formx-17a-5 E 3)